FINANCIAL SUMMARY


         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                     FY2004

                     (April 1, 2003 through March 31, 2004)



        English translation from the original Japanese-language document










                            TOYOTA MOTOR CORPORATION

         Cautionary Statement with Respect to Forward-Looking Statements


         This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations in the markets in which Toyota operates, particularly laws, regulations and policies relating to trade restrictions, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

                ------------------------------------------------

         This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

         Effective from FY2004, Toyota prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements for FY2003 stated herein have also been prepared in accordance with accounting principles generally accepted in the United States of America.

                        OVERVIEW OF ASSOCIATED COMPANIES

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


         Toyota Motor Corporation ("TMC") and its associated companies (554 consolidated subsidiaries and 228 affiliates as of March 31, 2004) are engaged mainly in the automotive industry and also in the financial services and other businesses.

         The following three business segments are segmented on the basis as stated under the "Segment Information" according to the business category.


Automotive:

         This business involves the design, manufacturing and sale of passenger cars, recreational vehicles, sport utility vehicles, minivans, trucks, buses and related parts. Automobiles are manufactured mainly by TMC, Hino Motors, Ltd., and Daihatsu Motor Co., Ltd., but a portion of manufacturing is consigned to Toyota Auto Body Co., Ltd. and others. Automobiles are also manufactured by Toyota Motor Manufacturing, Kentucky, Inc. and other overseas companies. Automobile parts are manufactured by TMC, Denso Corporation and others. These products are sold through Tokyo Toyo-Pet Motor Sales Co., Ltd. and other dealers and to certain large customers, directly by TMC. Overseas, sales are made through Toyota Motor Sales, U.S.A., Inc. and other distributors and dealers. In addition, Volkswagen vehicles are sold through TMC and some dealers in Japan.

Financial Services:

         This business involves the provision of loans and leases to customers and the provision of loans to dealers. Toyota Finance Corporation in Japan, Toyota Motor Credit Corporation and other overseas subsidiaries and affiliates provide sales financing for TMC's products and the products of its subsidiaries and affiliates.

All other:

         Other business includes the design, manufacturing and sale of housing, telecommunications and other businesses. Housing is manufactured by TMC and sold through domestic housing dealers.

 * Consolidated subsidiaries, ** Companies accounted for under the equity method


                                Toyota Motor Corporation                       Flow of products
                                                                               Flow of services


                                    *Hino Motors, Ltd.
                                *Daihatsu Motor Co., Ltd.

Manufacturing companies in Japan                                   Manufacturing companies overseas

   *Toyota Motor Kyushu, Inc.  *Toyota Motor Hokkaido, Inc.          *Toyota Motor Manufacturing, Kentucky, Inc.
   *Toyota Auto Body Co., Ltd.  *Kanto Auto Works, Ltd.              *Toyota Motor Manufacturing, Indiana, Inc.
   *Araco Corporation                                                *Toyota Motor Manufacturing Canada Inc.
  **Toyota Industries Corporation  **Aichi Steel Corporation         *Toyota Motor Manufacturing (UK) Ltd.
  **Toyoda Machine Works, Ltd.                                       *Toyota Motor Thailand Co., Limited
  **Aisin Seiki Co., Ltd.  **Denso Corporation                       *Toyota Motor Corporation Australia Ltd.
  **Toyoda Gosei Co., Ltd.  **Aisin AW Co., Ltd.  etc.               *PT Astra Daihatsu Motor
                                                                    **New United Motor Manufacturing, Inc.  etc.


Dealers in Japan                                                   Distributors overseas

   *Tokyo Toyota Motor Co., Ltd.                                     *Toyota Motor Sales, U.S.A., Inc.
   *Tokyo Toyo-Pet Motor Sales Co., Ltd.                             *Toyota Motor Marketing Europe n.v./s.a.
   *Osaka Toyopet Co., Ltd.  *Toyota Tokyo Corolla Co., Ltd.         *Toyota Deutschland G.m.b.H.
   *Tokyo Hino Motors, Ltd.                                          *Toyota (GB) PLC  *Hino Motor Sales (Thailand) Ltd.
   *Hyogo Daihatsu Hanbai Co., Ltd.  etc.                            *Daihatsu Deutschland GmbH. etc.


                    Financial companies

                      * Toyota Finance Corporation                                              Dealers overseas
                      * Toyota Motor Credit Corporation etc.

                                                                  Customers


         Other major companies include Toyota Motor North America, Inc., which deals with public relations and research activities in North America, Toyota Motor Manufacturing, North America, Inc., which controls manufacturing companies in North America, Toyota Motor Europe n.v./s.a., which deals with public relations activities in Europe, Toyota Motor Engineering & Manufacturing Europe n.v./s.a., which controls manufacturing companies in Europe, and Toyota Financial Services Corporation, which controls the management of financial companies.




                                 Consolidated 1

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



(Overview of Changes in Major Associated Companies)
For FY2004, the change in our major associated companies is as follows:

(Change in major associated companies)
     New consolidated subsidiaries:
          Toyota Auto Body Co., Ltd.
          Kanto Auto Works, Ltd.

         Toyota Auto Body Co., Ltd. and Kanto Auto Works, Ltd. became consolidated subsidiaries from companies accounted for under the equity method on May 30, 2003 as a result of the acquisition of additional shares by TMC from third parties.





                                 Consolidated 2

                                MANAGEMENT POLICY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


1.   Toyota's Basic Management Policy

         Toyota Motor Corporation ("TMC") holds up the "Guiding Principles at Toyota Motor Corporation" as its basic management policy and believes that efforts to achieve the goals set forth in the principles will lead to an increase in shareholder value. The "Guiding Principles at Toyota Motor Corporation" are as follows:

         (1) Honor the language and spirit of the law of every nation and undertake open and fair corporate activities to be a good corporate citizen of the world.
         (2) Respect the culture and customs of every nation and contribute to economic and social development through corporate activities in the communities.
         (3) Dedicate ourselves to providing clean and safe products and to enhancing the quality of life everywhere through all our activities.
         (4) Create and develop advanced technologies and provide outstanding products and services that fulfill the needs of customers worldwide.
         (5) Foster a corporate culture that enhances individual creativity and teamwork value, while honoring mutual trust and respect between labor and management.
         (6) Pursue growth in harmony with the global community through innovative management.
         (7) Work with business partners in research and creation to achieve stable, long-term growth and mutual benefits, while keeping ourselves open to new partnerships.


2.   Basic Policy on the Distribution of Profits

         TMC positions the benefit of its shareholders as one of its priority management policies and promotes its business aggressively while improving and strengthening its corporate foundations. TMC's basic approach is to continue paying stable dividends, while giving overall consideration to business results, dividends payout ratio, etc. Further, with the intent of responding to the expectations of its shareholders, TMC plans to respond to changes in the business environment as well as improve capital efficiency through repurchase of its own shares.
         TMC aims to use reserves to establish a stable, long-term management foundation for making its products more competitive, improving domestic and overseas production and sales structures, and developing new businesses.





                                 Consolidated 3

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.   Policy for the Granting of Stock Options and Other Incentive Plans

         Currently, TMC maintains an incentive plan for granting stock options to our directors, managing officers and senior managers, etc. Together with this plan, TMC also maintains an incentive plan for the executives of its overseas subsidiaries and affiliated companies.

         TMC believes that these incentive plans will heighten their willingness and motivation to improve business performance in the medium- and long-term, enhance international competitiveness and profitability, and contribute to increased shareholder value.


4.   Basic Policy on Corporate Governance and Status of Policy Implementation

         TMC has positioned the stable long-term growth of shareholder value as a top-priority management issue. We believe that in carrying this out, it is essential that we achieve long-term and stable growth by building positive relationships with all stakeholders including shareholders and customers as well as business partners, local communities and employees, and by supplying products that will satisfy our customers. To this end, we are working to enhance corporate governance through a variety of measures designed to further increase our competitiveness as a global company.

         Specifically, TMC has introduced a new management system, as approved by the general shareholders' meeting in June 2003, which features a streamlined board of directors with a smaller headcount and a new position of managing officers. Under the new system, senior managing directors, not only participate in the company's overall management as board members, but also serve as a link between management and operations by acting as the top managers of particular operational divisions. By adopting a system that incorporates our emphasis on front-line operations, which has been one of the company's strengths, TMC believes that it will be able to implement management decisions quickly at the operational level, reflect ideas of front-line operations in the company's overall business strategies, and make decision close to front-line operations.

         TMC also maintains a corporate auditor system based on the Japanese Commercial Code, which serves to audit and monitor the company's management. In order to ensure transparency in the company's activities, TMC has increased the number of outside corporate auditors, to four out of a total of seven, at last year's general shareholder's meeting. In addition, TMC has established a "Committee of Ethics for Corporate Conduct", consisting of directors at the executive vice president level and above as well as corporate auditors, to review all corporate activities from the viewpoint of legal compliance and corporate ethics. Further, each year TMC holds a meeting of the International Advisory Board, which is comprised of experts outside Japan, to provide TMC with advice concerning management strategies in connection with its globalization initiatives. TMC has also established a Compliance Hotline that allows employees to consult with an outside attorney concerning corporate ethics and compliance issues, and a dedicated task force to identify compliance risks in all departments. TMC will continue to promote the "Guiding Principles at Toyota Motor Corporation" and the "Code of Conduct for Toyota Employees" which is a guideline for employees' attitude and conduct and will work to advance corporate ethics through training and education at all levels and in all departments.

         To enhance accountability, last year TMC began providing quarterly financial information to shareholders, investors and other stakeholders as part of its ongoing disclosure efforts, and this year we adopted accounting principles generally accepted in the United States of America for the preparation of consolidated financial statements to enhance the timeliness, transparency, and accessibility of the company's financial data. TMC also established a Disclosure Committee pursuant to the U.S. Sarbanes-Oxley Act to ensure the complete and fair disclosure of material information in annual report, etc.

         TMC remains committed to achieving stable increases in shareholder value over the long-term by proposing and implementing management strategies based on these long-term perspectives.



                                 Consolidated 4

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

5.   TMC's Medium- and Long-term Management Strategy

         To continue its growth over the long-term, the Toyota Group will make combined efforts to address the following issues.

         An immediate issue is the steady implementation of key domestic and overseas projects. In Japan, we are promoting product deployment consistent with the branding of each sales channel and reinforcing our domestic sales structure including dealers through the creation of the new Netz dealer network and the introduction of the Lexus brand. Overseas, we are putting our full efforts into the efficient launch of the IMV Project, for manufacturing facilities mainly in the ASEAN region to supplement one another in the manufacture of key parts, in the production of pickup trucks and multi-purpose vehicles, and the joint-venture project with Peugeot Citroen Automobiles SA in the Czech Republic. In the rapidly growing Chinese market, where various auto manufacturers are quickly expanding their operations, TMC is building strong relationships with its local business partners and is developing a solid foundation for all aspects of business from development to procurement, production and sales.

         Medium- to long-term strategies include, first, reinforcing our development of environmental technologies and developing and supplying products that anticipate customer needs. Next, in the pursuit of compatibility between growth and efficiency, is the maintenance of the world's highest levels of quality, and reinforcement of cost competitiveness as well as the efficient utilization of group resources to create a globally balanced business structure. Last, based on the idea that the source of corporate competitiveness is in the development of talents, we are promoting the development of human resources that can pass on Toyota's technologies and skills and that share Toyota's values with respect to manufacturing.

         By addressing these issues, we will seek increases in shareholder value and work to become a company that can successfully compete on a global scale and continue to grow in the 21st century as well as a global company trusted worldwide that contributes to the development of a prosperous society.

         In addition, we reaffirm our commitment to corporate ethics including with strict compliance with laws and regulations,and will fulfill our corporate social responsibility in areas including safety, quality, and the environment in the pursuit, with sincerity and humility, of growth that is in harmony with society.




                                 Consolidated 5

                     BUSINESS RESULTS AND FINANCIAL POSITION

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


1.   Summary of Consolidated Financial Results of FY2004

     (1) Financial Results

         During FY2004, the domestic economy began to show signs of recovery, as supported by capital expenditures, exports and slight increases in consumer spending, despite the continued existence of severe employment conditions. Overseas, although the economy in Europe remained sluggish, especially in the Euro zone, there are signs of recovery, particularly in the United States of America and Asia.

         Under these conditions, domestic vehicle sales increased by 86 thousand units, or 3.8%, to 2,303 thousand units in FY2004 compared with FY2003, primarily as a result of the active introduction of new products that met customer needs and the strong sales efforts of domestic dealers, amidst rapidly changing market conditions. Toyota's market share in Japan (excluding mini-vehicles) reached 42.9% in FY2004, exceeding a 40% market share for the sixth consecutive year. Toyota's market share in Japan (including mini-vehicles) was 39.6% in FY2004. Meanwhile, due to an extensive line-up that catered to regional needs, overseas vehicle sales increased in all regions by 520 thousand units, or 13.4%, to 4,416 thousand units in FY2004 compared with FY2003. Consequently, total vehicle sales in Japan and overseas increased by 606 thousand units, or 9.9%, to 6,719 thousand units in FY2004 compared with FY2003, marking a record high.

         Net revenues increased by 1,793.2 billion yen, or 11.6%, to 17,294.7 billion yen in FY2004 compared with FY2003, and operating income increased by
395.2 billion yen, or 31.1%, to 1,666.8 billion yen in FY2004 compared with FY2003. Among the factors contributing to the increase in operating income of
657.0 billion yen, marketing efforts accounted for 320.0 billion yen, cost reduction efforts for 230.0 billion yen and effects of gains on transfer of the substitutional portion of the employee pension fund for 107.0 billion yen. On the other hand, factors contributing to the decrease in operating income primarily included the effects of changes in exchange rates of 140.0 billion yen and increases in labor costs and other expenses of 121.8 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies increased by 539.1 billion yen, or 44.0%, to 1,765.7 billion yen in FY2004 compared with FY2003. Net income increased by 411.1 billion yen, or 54.8%, to 1,162.0 billion yen in FY2004 compared with FY2003.

         Net sales, operating income, income before income taxes, minority interest and equity in earnings of affiliated companies and net income all reached record highs.

         TMC and some of its affiliated companies in Japan applied for exemption from the payment of benefits related to future employee services with respect to the substitutional portion of the Employee Pension Fund and obtained approval from the Minister of Health, Labour, and Welfare. These companies also applied for approval for the separation of the remaining benefit obligation of the substitutional portion which relates to past employee services. After approval was obtained, TMC and its affiliated companies completed the transfer of the government-specified portion of plan assets relating to the substitutional portion in FY2004. In accordance with accounting principles generally accepted in the United States of America, gains or losses on the transfer were recognized in entirety upon completion of the transfer.




                                 Consolidated 6

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(2)  Cash Flows

         Cash flows from operating activities resulted in an increase in cash by 2,283.0 billion yen in FY2004, mainly due to net income of 1,162.0 billion yen. Net cash provided by operating activities increased by 198.0 billion yen from 2,085.0 billion yen in FY2003. Cash flows from investing activities resulted in a decrease in cash by 2,312.7 billion yen in FY2004, mainly due to the additions to finance receivables of 8,126.8 billion yen. Net cash used in investing activities decreased by 166.3 billion yen from 2,146.4 billion yen in FY2003. Cash flows from financing activities resulted in an increase in cash by 242.2 billion yen in FY2004. Net cash provided by financing activities increased by
204.6 billion yen from 37.6 billion yen in FY2003. After consideration of the effect of exchange rate changes, cash and cash equivalents increased by 137.7 billion yen, or 8.7%, to 1,729.7 billion yen at the end of FY2004 compared with the end of FY2003.

         Regarding the consolidated cash flows by segment for FY2004, in non-financial services business, net cash provided by operating activities was 1,870.4 billion yen, net cash used in investing activities was 920.4 billion yen and net cash used in financing activities was 707.1 billion yen. Meanwhile, in the financial services business, net cash provided by operating activities was
346.0 billion yen, net cash used in investing activities was 1,431.4 billion yen and net cash provided by financing activities was 1,055.1 billion yen.


2.   Consolidated Financial Results of FY2004 by Segment

     (1) Segment Operating Results

         Automotive:

               Net revenues for the automotive operations increased by 1,662.3 billion yen, or 11.6%, to 15,973.8 billion yen in FY2004 compared with FY2003, and operating income increased by 272.1 billion yen, or 21.8%, to 1,519.0 billion yen in FY2004 compared with FY2003. The increase in operating income was mainly due to cost reduction efforts made by TMC and its subsidiaries and increases in vehicle units sold as well as effects of gains on transfer of the substitutional portion of the employee pension fund, partially offset by increases in labor costs and other expenses.

         Financial services:

               Net revenues for the financial services operations increased by
         12.0 billion yen, or 1.6%, to 736.9 billion yen in FY2004 compared with FY2003, and operating income increased by 115.7 billion yen, or 381.4%, to 146.0 billion yen in FY2004 compared with FY2003. The increase in operating income was mainly due to solid performance as a result of an increase in financing volumes as well as the impact of interest rate swaps stated at fair value with changes recognized in income held by sales financing subsidiaries in the United States of America in accordance with the Statement of Financial Accounting Standards No.133 and No.138.

               The valuation gains on interest rate swaps increased by 59.5 billion yen, to 19.3 billion yen in FY2004 compared with FY2003.

         All other:

               Net revenues for all other businesses increased by 101.0 billion yen, or 12.7%, to 896.2 billion yen in FY2004 compared with FY2003, and operating income increased by 10.7 billion yen, or 236.7%, to 15.2 billion yen in FY2004 compared with FY2003. The increase in operating income was mainly due to steady production and favorable sales of the housing business.




                                 Consolidated 7

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

     (2) Geographic Information

         Japan:

               Net revenues in Japan increased by 744.4 billion yen, or 6.9%, to 11,590.0 billion yen in FY2004 compared with FY2003, and operating income increased by 163.8 billion yen, or 17.4%, to 1,108.1 billion yen in FY2004 compared with FY2003. The increase in operating income was mainly due to cost reduction efforts made by TMC and its subsidiaries and increases in both local production volume and vehicle units sold, as well as effects of gains on transfer of the substitutional portion of the employee pension fund.

         North America:

               Net revenues in North America decreased by 91.2 billion yen, or 1.5%, to 6,127.6 billion yen in FY2004 compared with FY2003, while operating income increased by 111.0 billion yen, or 39.6%, to 391.0 billion yen in FY2004 compared with FY2003. The increase in operating income was mainly due to cost reduction efforts made by local manufacturing affiliates and increases in both local production volume and vehicle units sold, as well as an increase in valuation gains on interest rate swaps, recorded by sales financing subsidiaries in the United States of America.

         Europe:

               Net revenues in Europe increased by 564.5 billion yen, or 35.3%, to 2,164.3 billion yen in FY2004 compared with FY2003, and operating income increased by 64.2 billion yen, or 772.6%, to 72.5 billion yen in FY2004 compared with FY2003. The increase in operating income was mainly due to cost reduction efforts made by local manufacturing affiliates and increases in local production volumes mainly in the United Kingdom, as well as a steady increase in the number of vehicle units sold.

         Other Foreign Countries:

               Net revenues in other markets increased by 815.1 billion yen, or 52.7%, to 2,361.9 billion yen in FY2004 compared with FY2003, and operating income increased by 51.3 billion yen, or 112.4 %, to 96.9 billion yen in FY2004 compared with FY2003. The increase in operating income was primarily due to increases in both local production volume and vehicle units sold mainly in Asia, as well as cost reduction efforts.


3.   Distribution of Profits for FY2004

         As for the dividends, in addition to the increase in interim dividends declared in November 2003 by 4 yen per share to 20 yen per share, TMC plans to increase the year-end dividends by 5 yen per share to 25 yen per share. As a result, on a full-year basis, the dividends will be 45 yen per share which is 9 yen higher than in the previous year, and the dividends payout ratio for FY2004 will be 26.0% per share.

         On the other hand, during FY2004, TMC repurchased 121 million of its own shares in the aggregate of 398,878 million yen from retained earnings.





                                 Consolidated 8

                        CONSOLIDATED PRODUCTION AND SALES

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.   Production
                                                                         (Units)
-------------------------------------------------------------------------------
                               FY2004             FY2003
--------------------------------------------------------------------------------
                             (April 2003       (April 2002
                              through           through        Increase
                             March 2004)        March 2003)   (Decrease)
--------------------------------------------------------------------------------
               Japan           4,283,943       4,162,291      121,652
             -------------------------------------------------------------------
             North America     1,034,323         882,951      151,372
             -------------------------------------------------------------------
                Europe           514,992         387,034      127,958
 Vehicles    -------------------------------------------------------------------
  (new)         Others           680,533         417,927      262,606
             -------------------------------------------------------------------
             Overseas total    2,229,848       1,687,912      541,936
             -------------------------------------------------------------------
                Total          6,513,791       5,850,203      663,588
--------------------------------------------------------------------------------
             Houses (Japan)        4,564           3,574          990
--------------------------------------------------------------------------------
Note: The total production of vehicles (new) includes 662,818 units of Daihatsu brand vehicles (including OEM production) in FY2004 and 606,717 units in FY2003, and 87,071 units of Hino brand vehicles (including OEM production) in FY2004 and 57,856 units in FY2003 .


2. Sales (by destination)
                                                                         (Units)
-------------------------------------------------------------------------------
                               FY2004             FY2003
--------------------------------------------------------------------------------
                             (April 2003       (April 2002
                              through           through        Increase
                             March 2004)        March 2003)   (Decrease)
--------------------------------------------------------------------------------
               Japan           2,303,078      2,217,770        85,308
             -------------------------------------------------------------------
             North America     2,102,681      1,981,912       120,769
             -------------------------------------------------------------------
                Europe           898,201        775,952       122,249
 Vehicles    -------------------------------------------------------------------
  (new)         Others         1,415,403      1,137,644       277,759
             -------------------------------------------------------------------
             Overseas total    4,416,285      3,895,508       520,777
             -------------------------------------------------------------------
                Total          6,719,363      6,113,278       606,085
--------------------------------------------------------------------------------
             Houses (Japan)        4,752          4,024           728
--------------------------------------------------------------------------------
Note: The total sales of vehicles (new) includes 623,016 units of Daihatsu brand vehicles in FY2004 and 560,742 units in FY2003, and 87,304 units of Hino brand vehicles in FY2004 and 60,271 units in FY2003.





                                 Consolidated 9

                     BREAKDOWN OF CONSOLIDATED NET REVENUES

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                (Amounts are rounded to the nearest million yen)
--------------------------------------------------------------------------------
                                          FY2004           FY2003
                                       (April 2003      (April 2002   Increase
                                         through          through    (Decrease)
                                        March 2004)      March 2003)
--------------------------------------------------------------------------------

     Vehicles                            13,830,174      12,258,744   1,571,430
     ---------------------------------------------------------------------------
     Parts & components for overseas        236,467         205,297      31,170
     production
     ---------------------------------------------------------------------------
     Parts                                  998,647         951,526      47,121
     ---------------------------------------------------------------------------
     Others                                 897,812         885,232      12,580
     ---------------------------------------------------------------------------
Total Automotive                         15,963,100      14,300,799   1,662,301
--------------------------------------------------------------------------------
Financial services                          716,727         707,527       9,200
--------------------------------------------------------------------------------
Housing                                     121,142          94,407      26,735
--------------------------------------------------------------------------------
Telecommunications                           50,222          47,425       2,797
--------------------------------------------------------------------------------
Others                                      443,569         351,395      92,174
--------------------------------------------------------------------------------
Total                                    17,294,760      15,501,553   1,793,207
--------------------------------------------------------------------------------
Note:    The amounts represent net revenues to external customers.






                                Consolidated 10

                       CONSOLIDATED STATEMENTS OF INCOME


   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                               (Amounts are rounded to the nearest million yen)

                                                                     FY2004                    FY2003                Increase
                                                               (April 2003 through      (April 2002 through         (Decrease)
                                                                   March 2004)              March 2003)
------------------------------------------------------------------------------------------------------------------------------------
     Net revenues :                                                 17,294,760                15,501,553           1,793,207
        Sales of products                                           16,578,033                14,793,973           1,784,060
        Financing operations                                           716,727                   707,580               9,147
     Costs and expenses :                                           15,627,870                14,229,907           1,397,963
        Cost of products sold                                       13,506,337                11,914,245           1,592,092
        Cost of financing operations                                   364,177                   423,885             (59,708)
        Selling, general and administrative                          1,757,356                 1,891,777            (134,421)
     Operating income                                                1,666,890                 1,271,646             395,244
     Other income (expense) :                                           98,903                  (44,994)             143,897
        Interest and dividend income                                    55,629                    52,661               2,968
        Interest expense                                               (20,706)                  (30,467)              9,761
        Foreign exchange gain, net                                      38,187                    35,585               2,602
        Other income (loss), net                                        25,793                  (102,773)            128,566
     Income before income taxes, minority interest and               1,765,793                 1,226,652             539,141
        equity in earnings of affiliated companies
     Provision for income taxes                                        681,304                   517,014             164,290
     Income before minority interest and equity in                   1,084,489                   709,638             374,851
        earnings of affiliated companies
     Minority interest in consolidated subsidiaries                    (42,686)                  (11,531)            (31,155)
     Equity in earnings of affiliated companies                        120,295                    52,835              67,460
     Net income                                                      1,162,098                   750,942             411,156
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                          (Yen)
-----------------------------------------------------------------------------------------------------------------------------------
     Net income per share - basic                                       342.90                    211.32              131.58
     Net income per share - diluted                                     342.86                    211.32              131.54
----------------------------------------------------------------------------------------------------------------------------------





                                Consolidated 11

                                         CONSOLIDATED BALANCE SHEETS
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                   (Amounts are rounded to the nearest million yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     FY2004                    FY2003                 Increase
                                                             (As of March 31, 2004)    (As of March 31, 2003)        (Decrease)
                 Assets

     Current assets :                                                    8,848,453                 8,622,233             226,220
        Cash and cash equivalents                                        1,729,776                 1,592,028             137,748
        Time deposits                                                       68,473                    55,406              13,067
        Marketable securities                                              448,457                   605,483            (157,026)
        Trade accounts and notes receivable, less                        1,531,651                 1,475,797              55,854
           allowance for doubtful accounts
        Finance receivables, net                                         2,622,939                 2,505,140             117,799
        Other receivables                                                  396,788                   513,952            (117,164)
        Inventories                                                      1,083,326                 1,025,838              57,488
        Deferred income taxes                                              457,161                   385,148              72,013
        Prepaid expenses and other current assets                          509,882                   463,441              46,441
      Noncurrent finance receivables, net                                3,228,973                 2,569,808             659,165
      Investments and other assets :                                     4,608,155                 3,757,054             851,101
        Marketable securities and other securities                       2,241,971                 1,652,110             589,861
           investments
        Affiliated companies                                             1,370,171                 1,279,645              90,526
        Employees receivables                                               35,857                    21,270              14,587
        Other                                                              960,156                   804,029             156,127
     Property, plant and equipment :                                     5,354,647                 5,203,879             150,768
        Land                                                             1,135,665                 1,064,125              71,540
        Buildings                                                        2,801,993                 2,521,208             280,785
        Machinery and equipment                                          7,693,616                 7,089,592             604,024
        Vehicles and equipment on operating leases                       1,493,780                 1,601,060            (107,280)
        Construction in progress                                           237,195                   211,584              25,611
        Less - Accumulated depreciation                                 (8,007,602)               (7,283,690)           (723,912)
------------------------------------------------------------------------------------------------------------------------------------
                          Total assets                                  22,040,228                20,152,974           1,887,254
------------------------------------------------------------------------------------------------------------------------------------




                                Consolidated 12

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                    (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                     FY2004                    FY2003                 Increase
                                                             (As of March 31, 2004)    (As of March 31, 2003)        (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
                 Liabilities

     Current liabilities :                                               7,597,991                 7,053,936             544,055
        Short-term borrowings                                            2,189,024                 1,855,648             333,376
        Current portion of long-term debt                                1,125,195                 1,263,017            (137,822)
        Accounts payable                                                 1,709,344                 1,531,552             177,792
        Other payables                                                     665,624                   618,748              46,876
        Accrued expenses                                                 1,133,281                 1,063,496              69,785
        Income taxes payable                                               252,555                   300,718             (48,163)
        Other current liabilities                                          522,968                   420,757             102,211
     Long-term liabilities :                                             5,817,377                 5,662,572             154,805
        Long-term debt                                                   4,247,266                 4,137,528             109,738
        Accrued pension and severance costs                                725,569                 1,052,687            (327,118)
        Deferred income taxes                                              778,561                   371,004             407,557
        Other long-term liabilities                                         65,981                   101,353             (35,372)
                       Total liabilities                                13,415,368                12,716,508             698,860

         Minority interest in consolidated subsidiaries                    446,293                   315,466             130,827

                  Shareholders' equity

        Common stock                                                       397,050                   397,050                   -
        Additional paid-in capital                                         495,179                   493,790               1,389
        Retained earnings                                                8,326,215                 7,301,795           1,024,420
        Accumulated other comprehensive loss                              (204,592)                 (604,272)            399,680
        Treasury stock, at cost                                           (835,285)                 (467,363)           (367,922)
                   Total shareholders' equity                            8,178,567                 7,121,000           1,057,567
------------------------------------------------------------------------------------------------------------------------------------
           Total liabilities and shareholders' equity                   22,040,228                20,152,974           1,887,254
------------------------------------------------------------------------------------------------------------------------------------



                                Consolidated 13

                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(1) FY2004 (April 2003 through March 2004)

                                                                                   (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                            Accumulated
                                        Common     Additional  Retained        other           Treasury           Total
                                        stock       paid-in    earnings    comprehensive       stock,
                                                    capital                income (loss)       at cost
------------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2003               397,050     493,790    7,301,795       (604,272)       (467,363)       7,121,000
                                     -----------------------------------------------------------------------------------------------
Issuance during the year                              1,389                                                        1,389

Comprehensive income:

   Net income                                                  1,162,098                                       1,162,098
   Other comprehensive income (loss)
     Foreign currency translation                                              (203,257)                        (203,257)
       adjustments
     Unrealized gains on securities,
       net of reclassification                                                  329,672                          329,672
       adjustments
     Minimum pension liability                                                  273,265                          273,265
       adjustments
   Total comprehensive income                                                                                  1,561,778
Dividends paid                                                  (137,678)                                       (137,678)
Purchase of common stock                                                                       (367,922)        (367,922)
                                     -----------------------------------------------------------------------------------------------
Balance at March 31, 2004               397,050   495,179      8,326,215       (204,592)       (835,285)       8,178,567
------------------------------------------------------------------------------------------------------------------------------------

(2) FY2003 (April 2002 through March 2003)

                                                                                   (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                            Accumulated
                                        Common     Additional  Retained        other           Treasury           Total
                                        stock       paid-in    earnings    comprehensive       stock,
                                                    capital                income (loss)       at cost
------------------------------------------------------------------------------------------------------------------------------------

Balance at March 31, 2002               397,050   490,538      6,804,722       (267,304)       (160,894)       7,264,112
                                     -----------------------------------------------------------------------------------------------
Issuance during the year                            3,252                                                          3,252

Comprehensive income:

   Net income                                                    750,942                                         750,942
   Other comprehensive income (loss)
     Foreign currency translation                                              (139,285)                        (139,285)
       adjustments
     Unrealized losses on securities,
       net of reclassification                                                  (26,495)                         (26,495)
       adjustments
     Minimum pension liability                                                 (171,978)                        (171,978)
       adjustments
     Net gains on derivative instruments                                            790                              790
   Total comprehensive income                                                                                    413,974
Dividends paid                                                  (110,876)                                       (110,876)
Purchase and retirement of common                               (142,993)                      (306,469)        (449,462)
   stock
                                     -----------------------------------------------------------------------------------------------
Balance at March 31, 2003               397,050   493,790      7,301,795       (604,272)       (467,363)       7,121,000
------------------------------------------------------------------------------------------------------------------------------------




                                Consolidated 14

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                   (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      FY2004                       FY2003
                                                                             (April 2003 through March      (April 2002 through
                                                                                       2004)                    March 2003)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities :

   Net income                                                                          1,162,098                     750,942
   Adjustments to reconcile net income to net cash provided by operating activities
      Depreciation                                                                       969,904                     870,636
      Provision for doubtful accounts and credit losses                                   83,138                      99,837
      Pension and severance costs, less payments                                        (159,267)                     55,637
      Loss on disposal of fixed assets                                                    39,742                      46,492
      Unrealized losses on available-for-sale securities, net                              3,063                     111,346
      Deferred income taxes                                                              120,828                     (74,273)
      Minority interest in consolidated subsidiaries                                      42,686                      11,531
      Equity in earnings of affiliated companies                                        (120,295)                    (52,835)
      Changes in operating assets and liabilities and other                              141,126                     265,734
------------------------------------------------------------------------------------------------------------------------------------
                            Net cash provided by operating activities                  2,283,023                   2,085,047
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities :
      Additions to finance receivables                                                (8,126,880)                 (6,481,200)
      Collection of and proceeds from sales of finance receivables                     6,878,953                   5,825,456
      Additions to fixed assets excluding equipment leased to others                    (945,803)                 (1,005,931)
      Additions to equipment leased to others                                           (542,738)                   (604,298)
      Proceeds from sales of fixed assets excluding equipment                             73,925                      61,847
       leased to others
      Proceeds from sales of equipment leased to others                                  288,681                     286,538
      Purchases of marketable securities and security investments                     (1,336,467)                 (1,113,998)
      Proceeds from sales of and maturity of marketable securities                     1,436,142                     921,965
       and security investments
      Increase in time deposits                                                          (15,466)                    (33,379)
      Payment for additional investments in affiliated companies,                        (20,656)                    (28,229)
       net of cash acquired
      Changes in investments and other assets and other                                   (2,475)                     24,822
------------------------------------------------------------------------------------------------------------------------------------
                                Net cash used in investing activities                 (2,312,784)                 (2,146,407)
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities :
      Purchase of common stock                                                          (357,457)                   (454,611)
      Proceeds from issuance of long-term debt                                         1,636,570                   1,686,564
      Payments of long-term debt                                                      (1,253,045)                 (1,117,803)
      Increase in short-term borrowings                                                  353,833                      30,327
      Dividends paid                                                                    (137,678)                   (110,876)
      Other                                                                                    -                       4,074
------------------------------------------------------------------------------------------------------------------------------------
                            Net cash provided by financing activities                    242,223                      37,675
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                             (74,714)                    (41,447)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                     137,748                     (65,132)
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                         1,592,028                   1,657,160
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               1,729,776                   1,592,028
------------------------------------------------------------------------------------------------------------------------------------

Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.






                                Consolidated 15

                               SEGMENT INFORMATION

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


1. Segment Operating Results and Assets

(1) FY2004 (April 2003 through March 2004)

                                                                                   (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           Intersegment
                                  Automotive      Financial Services      All Other       Elimination and/or     Consolidated
                                                                                           Unallocated
                                                                                              Amount
------------------------------------------------------------------------------------------------------------------------------------
Net revenues :
(1) Sales to external             15,963,100             716,727            614,933                   -         17,294,760
     customers
(2) Intersegment sales                10,726              20,125            281,311            (312,162)                 -
     and transfers
        Total                     15,973,826             736,852            896,244            (312,162)        17,294,760
------------------------------------------------------------------------------------------------------------------------------------
Operating expenses                14,454,872             590,854            880,997            (298,853)        15,627,870
------------------------------------------------------------------------------------------------------------------------------------
Operating income                   1,518,954             145,998             15,247             (13,309)         1,666,890
====================================================================================================================================
Assets                            10,207,395           8,138,297            941,925           2,752,611         22,040,228
------------------------------------------------------------------------------------------------------------------------------------
Investment in equity               1,092,713             211,657                  -              60,407          1,364,777
  method investees
------------------------------------------------------------------------------------------------------------------------------------
Depreciation expenses                772,829             175,533             21,542                   -            969,904
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditure                1,020,608             432,222             43,212              (7,501)         1,488,541
-----------------------------------------------------------------------------------------------------------------------------------


(2) FY2003 (April 2002 through March 2003)

                                                                                   (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            Intersegment
                                  Automotive      Financial Services      All Other       Elimination and/or    Consolidated
                                                                                             Unallocated
                                                                                               Amount
------------------------------------------------------------------------------------------------------------------------------------
Net revenues :
(1) Sales to external             14,300,799             707,527            493,227                   -         15,501,553
     customers
(2) Intersegment sales                10,652              17,371            301,990            (330,013)                 -
     and transfers
        Total                     14,311,451             724,898            795,217            (330,013)        15,501,553
------------------------------------------------------------------------------------------------------------------------------------
Operating expenses                13,064,526             694,570            790,688            (319,877)        14,229,907
------------------------------------------------------------------------------------------------------------------------------------
Operating income                   1,246,925              30,328              4,529             (10,136)         1,271,646
====================================================================================================================================
Assets                             9,392,749           7,392,486            722,604           2,645,135         20,152,974
------------------------------------------------------------------------------------------------------------------------------------
Investment in equity               1,054,234             161,820                  -              56,493          1,272,547
  method investees
------------------------------------------------------------------------------------------------------------------------------------
Depreciation expenses                657,814             192,624             20,198                   -            870,636
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditure                  998,528             544,390             48,041              19,270          1,610,229
------------------------------------------------------------------------------------------------------------------------------------

Note: Unallocated corporate assets included under "Intersegment Elimination and/or Unallocated Amount" for FY2004 and FY2003 are 3,270,973 million yen and 3,125,276 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion security investments held by TMC.




                                Consolidated 16

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


2. Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

(1) Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

                                                                                   (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                   FY2004                    FY2003
                                                             (April 2003 through      (April 2002 through        Increase
                                                                 March 2004)              March 2003)           (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
           (Non-financial services)
Net revenues                                                    16,586,814                14,803,475             1,783,339
Costs and expenses :                                            15,048,559                13,546,545             1,502,014
   Cost of revenues                                             13,507,835                11,915,394             1,592,441
   Selling, general and administrative                           1,540,724                 1,631,151               (90,427)
Operating income                                                 1,538,255                 1,256,930               281,325
Other income(expense), net                                          97,885                   (48,563)              146,448
Income before income taxes, minority
  interest and equity in earnings of
  affiliated companies                                           1,636,140                 1,208,367               427,773
Provision for income taxes                                         627,038                   514,710               112,328
Income before minority interest and equity in                    1,009,102                   693,657               315,445
  earnings of affiliated companies
Minority interest in consolidated subsidiaries                     (41,886)                  (10,796)              (31,090)
Equity in earnings of affiliated companies                         107,542                    46,309                61,233
Net income                                                       1,074,758                   729,170               345,588
------------------------------------------------------------------------------------------------------------------------------------
             (Financial services)
Net revenues                                                       736,852                   724,898                11,954
Costs and expenses :                                               590,854                   694,570              (103,716)
   Cost of revenues                                                365,750                   425,691               (59,941)
   Selling, general and administrative                             225,104                   268,879               (43,775)
Operating income                                                   145,998                    30,328               115,670
Other expenses, net                                                (16,438)                  (11,444)               (4,994)
Income before income taxes, minority interest                      129,560                    18,884               110,676
  and equity in earnings of  affiliated companies
Provision for income taxes                                          53,959                     2,298                51,661
Income before minority interest and equity in                       75,601                    16,586                59,015
  earnings of affiliated companies
Minority interest in consolidated subsidiaries                        (815)                     (735)                  (80)
Equity in earnings of affiliated companies                          12,753                     6,526                 6,227
Net income                                                          87,539                    22,377                65,162
------------------------------------------------------------------------------------------------------------------------------------
                 (Elimination)
Elimination of net income                                            (199)                      (605)                  406
------------------------------------------------------------------------------------------------------------------------------------
                (Consolidated)
Net income                                                       1,162,098                   750,942               411,156
------------------------------------------------------------------------------------------------------------------------------------



                                 Consolidated 17

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(2) Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

                                                                                   (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                              FY2004                    FY2003               Increase
                                                      (As of March 31, 2004)    (As of March 31, 2003)      (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
                     Assets

            (Non-financial services)

 Current assets:                                                   6,125,239                5,989,408               135,831
     Cash and cash equivalents                                     1,618,876                1,437,731               181,145
     Time deposits                                                    16,689                   29,213               (12,524)
     Marketable securities                                           444,543                  602,634              (158,091)
     Trade accounts and notes receivable,                          1,555,606                1,496,432                59,174
       less allowance for doubtful accounts
     Finance receivables, net                                         14,599                   14,296                   303
     Inventories                                                   1,083,326                1,025,838                57,488
     Prepaid expenses and other current assets                     1,391,600                1,383,264                 8,336

 Noncurrent finance receivables, net                                   7,960                   14,463                (6,503)
 Investments and other assets                                      4,246,665                3,423,676               822,989
 Property, plant and equipment                                     4,398,163                4,100,077               298,086
------------------------------------------------------------------------------------------------------------------------------------
                      Total                                       14,778,027               13,527,624             1,250,403
------------------------------------------------------------------------------------------------------------------------------
              (Financial services)

 Current assets:                                                   3,379,957                3,219,884               160,073
     Cash and cash equivalents                                       110,900                  154,297               (43,397)
     Time deposits                                                    51,784                   26,193                25,591
     Marketable securities                                             3,914                    2,849                 1,065
     Finance receivables, net                                      2,608,340                2,490,844               117,496
     Prepaid expenses and other current assets                       605,019                  545,701                59,318

 Noncurrent finance receivables, net                               3,221,013                2,555,345               665,668
 Investments and other assets                                        580,843                  513,455                67,388
 Property, plant and equipment                                       956,484                1,103,802              (147,318)
------------------------------------------------------------------------------------------------------------------------------------
                      Total                                        8,138,297                7,392,486               745,811
------------------------------------------------------------------------------------------------------------------------------------
                  (Elimination)

              Elimination of assets                                 (876,096)                (767,136)             (108,960)
------------------------------------------------------------------------------------------------------------------------------------
                 (Consolidated)

                  Total assets                                    22,040,228               20,152,974             1,887,254
-----------------------------------------------------------------------------------------------------------------------------------

Note: Assets in the non-financial services include unallocated corporate assets.




                                Consolidated 18

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                   (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                   FY2004                   FY2003                Increase
                                                           (As of March 31, 2004)   (As of March 31, 2003)       (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
                         Liabilities
                  (Non-financial services)
       Current liabilities:                                            4,774,129                4,646,017                 128,112
           Short-term borrowings                                         718,396                  784,501                 (66,105)
           Current portion of long-term debt                              62,634                  134,636                 (72,002)
           Accounts payable                                            1,695,255                1,520,160                 175,095
           Accrued expenses                                            1,084,357                1,019,241                  65,116
           Income taxes payable                                          241,691                  293,756                 (52,065)
           Other current liabilities                                     971,796                  893,723                  78,073

       Long-term liabilities:                                          2,096,318                2,063,414                  32,904
           Long-term debt                                                771,791                  789,509                 (17,718)
           Accrued pension and severance costs                           724,369                1,051,500                (327,131)
           Other long-term liabilities                                   600,158                  222,405                 377,753
                            Total                                      6,870,447                6,709,431                 161,016
------------------------------------------------------------------------------------------------------------------------------------
                    (Financial services)
       Current liabilities:                                            3,457,028                2,990,772                 466,256
           Short-term borrowings                                       2,029,258                1,542,514                 486,744
           Current portion of long-term debt                           1,088,762                1,200,900                (112,138)
           Accounts payable                                               15,287                   11,893                   3,394
           Accrued expenses                                               53,031                   51,388                   1,643
           Income taxes payable                                           10,864                    6,962                   3,902
           Other current liabilities                                     259,826                  177,115                  82,711

       Long-term liabilities:                                          3,971,941                3,783,950                 187,991
           Long-term debt                                              3,726,355                3,532,811                 193,544
           Accrued pension and severance costs                             1,200                    1,187                      13
           Other long-term liabilities                                   244,386                  249,952                  (5,566)
                            Total                                      7,428,969                6,774,722                 654,247
------------------------------------------------------------------------------------------------------------------------------------
                        (Elimination)
                 Elimination of liabilities                             (884,048)                (767,645)               (116,403)
                       (Consolidated)
                      Total liabilities                               13,415,368               12,716,508                 698,860
------------------------------------------------------------------------------------------------------------------------------------
                       (Consolidated)
              Minority interest in consolidated                          446,293                  315,466                 130,827
                        subsidiaries
------------------------------------------------------------------------------------------------------------------------------------
                    Shareholders' equity
                       (Consolidated)
       Common stock                                                      397,050                  397,050                       -
       Additional paid-in capital                                        495,179                  493,790                   1,389
       Retained earnings                                               8,326,215                7,301,795               1,024,420
       Accumulated other comprehensive loss                             (204,592)                (604,272)                399,680
       Treasury stock, at cost                                          (835,285)                (467,363)               (367,922)
                 Total shareholders' equity                            8,178,567                7,121,000               1,057,567
------------------------------------------------------------------------------------------------------------------------------------
                       (Consolidated)
         Total liabilities and shareholders' equity                   22,040,228               20,152,974               1,887,254
------------------------------------------------------------------------------------------------------------------------------------



                                Consolidated 19

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(3) Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business


                                                                                  (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         FY2004                    FY2003
                                                                                  (April 2003 through       (April 2002 through
                                                                                      March 2004)               March 2003)
------------------------------------------------------------------------------------------------------------------------------------
                             (Non-financial services)
       Cash flows from operating activities :
        Net income                                                                           1,074,758                   729,170
        Adjustments to reconcile net income to net cash provided by operating activities
           Depreciation                                                                        794,371                   678,012
           Provision for doubtful accounts and credit losses                                    13,356                     2,989
           Pension and severance costs, less payments                                         (159,291)                   55,068
           Loss on disposal of fixed assets                                                     38,708                    46,205
           Unrealized losses on available-for-sale securities, net                               3,063                   111,346
           Deferred income taxes                                                                82,918                   (85,056)
           Minority interest in consolidated subsidiaries                                       41,886                    10,796
           Equity in earnings of affiliated companies                                         (107,542)                  (46,309)
           Changes in operating assets and liabilities and other                                88,212                   206,810
------------------------------------------------------------------------------------------------------------------------------------
                                     Net cash provided by operating activities               1,870,439                 1,709,031
------------------------------------------------------------------------------------------------------------------------------------
       Cash flows from investing activities:
           Additions to fixed assets excluding equipment leased to others                     (923,105)                 (955,488)
           Additions to equipment leased to others                                            (133,214)                 (110,351)
           Proceeds from sales of fixed assets excluding equipment leased to                    63,211                    50,702
            others
           Proceeds from sales of equipment leased to others                                    78,393                    64,773
           Purchases of marketable securities and security investments                      (1,077,317)                 (868,227)
           Proceeds from sales of and maturity of marketable securities and                  1,108,265                   727,462
            security investments
           (Increase) decrease in time deposits                                                 11,087                   (21,119)
           Payment for additional investments in affiliated companies, net of                  (20,656)                  (28,229)
            cash acquired
           Changes in investments and other assets and other                                   (27,138)                   86,618
------------------------------------------------------------------------------------------------------------------------------------
                                         Net cash used in investing activities                (920,474)               (1,053,859)
------------------------------------------------------------------------------------------------------------------------------------

       Cash flows from financing activities:
           Purchase of common stock                                                           (357,457)                 (454,611)
           Proceeds from issuance of long-term debt                                             48,373                   174,657
           Payments of long-term debt                                                         (140,384)                 (224,261)
           Decrease in short-term borrowings                                                  (105,051)                  (83,907)
           Dividends paid                                                                     (137,678)                 (110,846)
           Other                                                                               (15,000)                    4,074
------------------------------------------------------------------------------------------------------------------------------------
                                         Net cash used in financing activities                (707,197)                 (694,894)
------------------------------------------------------------------------------------------------------------------------------------
       Effect of exchange rate changes on cash and cash equivalents                            (61,623)                  (33,521)
------------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease) in cash and cash equivalents                                    181,145                   (73,243)
------------------------------------------------------------------------------------------------------------------------------------
       Cash and cash equivalents at beginning of year                                        1,437,731                 1,510,974
------------------------------------------------------------------------------------------------------------------------------------
       Cash and cash equivalents at end of year                                              1,618,876                 1,437,731
------------------------------------------------------------------------------------------------------------------------------------




                                Consolidated 20

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                  (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         FY2004                    FY2003
                                                                                  (April 2003 through       (April 2002 through
                                                                                      March 2004)               March 2003)
------------------------------------------------------------------------------------------------------------------------------------
                              (Financial services)
       Cash flows from operating activities:
        Net income                                                                              87,539                    22,377
        Adjustments to reconcile net income to net cash provided by operating activities
           Depreciation                                                                        175,533                   192,624
           Provision for doubtful accounts and credit losses                                    69,782                    96,248
           Pension and severance costs, less payments                                               24                       569
           Loss on disposal of fixed assets                                                      1,034                       287
           Deferred income taxes                                                                37,603                    10,777
           Minority interest in consolidated subsidiaries                                          815                       735
           Equity in earnings of affiliated companies                                          (12,753)                   (6,526)
           Changes in operating assets and liabilities and other                               (13,546)                  (50,572)
------------------------------------------------------------------------------------------------------------------------------------
                                     Net cash provided by operating activities                 346,031                   266,519
------------------------------------------------------------------------------------------------------------------------------------

       Cash flows from investing activities:
           Additions to finance receivables                                                 (8,126,880)               (6,481,200)
           Collection of and proceeds from sales of finance receivables                      6,878,953                 5,825,456
           Additions to fixed assets excluding equipment leased to others                      (22,698)                  (50,443)
           Additions to equipment leased to others                                            (409,524)                 (493,947)
           Proceeds from sales of fixed assets excluding equipment leased to                    10,714                    11,145
            others
           Proceeds from sales of equipment leased to others                                   210,288                   221,765
           Purchases of marketable securities and security investments                        (259,150)                 (245,771)
           Proceeds from sales of and maturity of marketable securities and                    327,877                   194,503
            security investments
           Increase in time deposits                                                           (26,553)                  (12,260)
           Changes in investments and other assets and other                                   (14,501)                   (1,535)
------------------------------------------------------------------------------------------------------------------------------------
                                         Net cash used in investing activities              (1,431,474)               (1,032,287)
------------------------------------------------------------------------------------------------------------------------------------

       Cash flows from financing activities:
           Proceeds from issuance of long-term debt                                          1,682,550                 1,528,429
           Payments of long-term debt                                                       (1,187,219)                 (913,207)
           Increase in short-term borrowings                                                   544,806                   166,613
           Dividends paid                                                                            -                       (30)
           Other                                                                                15,000                         -
------------------------------------------------------------------------------------------------------------------------------------
                                     Net cash provided by financing activities               1,055,137                   781,805
------------------------------------------------------------------------------------------------------------------------------------
       Effect of exchange rate changes on cash and cash equivalents                            (13,091)                   (7,926)
------------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease) in cash and cash equivalents                                    (43,397)                    8,111
------------------------------------------------------------------------------------------------------------------------------------
       Cash and cash equivalents at beginning of year                                          154,297                   146,186
------------------------------------------------------------------------------------------------------------------------------------
       Cash and cash equivalents at end of year                                                110,900                   154,297
------------------------------------------------------------------------------------------------------------------------------------
                                 (Consolidated)
       Effect of exchange rate changes on cash and cash equivalents                            (74,714)                  (41,447)
------------------------------------------------------------------------------------------------------------------------------------
       Net increase (decrease) in cash and cash equivalents                                    137,748                   (65,132)
------------------------------------------------------------------------------------------------------------------------------------
       Cash and cash equivalents at beginning of year                                        1,592,028                 1,657,160
------------------------------------------------------------------------------------------------------------------------------------
       Cash and cash equivalents at end of year                                              1,729,776                 1,592,028
------------------------------------------------------------------------------------------------------------------------------------

Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.




                                Consolidated 21

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


3.   Geographic Information

(1)  FY2004 (April 2003 through March 2004)

                                                                                   (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Other Foreign      Intersegment
                                  Japan        North America       Europe       Countries     Elimination and/or   Consolidated
                                                                                                Unallocated Amount
------------------------------------------------------------------------------------------------------------------------------------
Net revenues :
(1) Sales to external customers  7,167,704       5,910,422        2,018,969       2,197,665                   -     17,294,760
(2) Intersegment sales           4,422,283         217,217          145,372         164,218          (4,949,090)             -
      and transfers
         Total                  11,589,987       6,127,639        2,164,341       2,361,883          (4,949,090)    17,294,760
------------------------------------------------------------------------------------------------------------------------------------
Operating expenses              10,481,860       5,736,662        2,091,866       2,264,970          (4,947,488)    15,627,870
------------------------------------------------------------------------------------------------------------------------------------
Operating income                 1,108,127         390,977           72,475          96,913              (1,602)     1,666,890
====================================================================================================================================
Assets                          10,210,904       6,674,694        1,842,947       1,567,276           1,744,407     22,040,228
------------------------------------------------------------------------------------------------------------------------------------



(2) FY2003 (April 2002 through March 2003)

                                                                                   (Amounts are rounded to the nearest million yen)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                Other Foreign     Intersegment
                                  Japan        North America       Europe       Countries      Elimination and/or   Consolidated
                                                                                               Unallocated Amount
------------------------------------------------------------------------------------------------------------------------------------
Net revenues :
------------------------------------------------------------------------------------------------------------------------------------
(1) Sales to external customers  6,621,054       5,929,803        1,514,683       1,436,013                   -     15,501,553
(2) Intersegment sales           4,224,573         289,036           85,138         110,731          (4,709,478)             -
      and transfers
        Total                   10,845,627       6,218,839        1,599,821       1,546,744          (4,709,478)    15,501,553
------------------------------------------------------------------------------------------------------------------------------------
Operating expenses               9,901,337       5,938,851        1,591,516       1,501,118          (4,702,915)    14,229,907
------------------------------------------------------------------------------------------------------------------------------------
Operating income                   944,290         279,988            8,305          45,626              (6,563)     1,271,646
====================================================================================================================================
Assets                           9,272,330       6,217,941        1,516,360       1,072,887           2,073,456     20,152,974
------------------------------------------------------------------------------------------------------------------------------------

Note: Unallocated corporate assets included under "Intersegment Elimination and/or Unallocated Amount" for FY2004 and FY2003 are 3,270,973 million yen, 3,125,276 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by TMC.





                                Consolidated 22

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4. Overseas Sales


(1) FY2004 (April 2003 through March 2004)

                               (Amounts are rounded to the nearest million yen)
--------------------------------------------------------------------------------
                          North America       Europe       Other         Total
--------------------------------------------------------------------------------
Overseas sales            6,108,723        2,037,344    3,355,148    11,501,215
--------------------------------------------------------------------------------
Consolidated sales                -                -            -    17,294,760
--------------------------------------------------------------------------------
Ratio of overseas sales           %                %            %             %
 to consolidated sales         35.3             11.8         19.4          66.5
--------------------------------------------------------------------------------


(2) FY2003 (April 2002 through March 2003)

                               (Amounts are rounded to the nearest million yen)
--------------------------------------------------------------------------------
                          North America       Europe       Other         Total
--------------------------------------------------------------------------------
Overseas sales             6,200,075       1,556,261    2,568,229    10,324,565
--------------------------------------------------------------------------------
Consolidated sales                 -               -            -    15,501,553
--------------------------------------------------------------------------------
Ratio of overseas sales            %               %            %             %
  to consolidated sales         40.0            10.0         16.6          66.6
--------------------------------------------------------------------------------



                                Consolidated 23

                       UNCONSOLIDATED STATEMENTS OF INCOME

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                             (Million yen; amounts less than one million yen are omitted)
-----------------------------------------------------------------------------------------------------------------------------------
                                                               FY2004                 FY2003               Increase
                                                         (April 2003 through   (April 2002 through        (Decrease)
                                                             March 2004)           March 2003)
------------------------------------------------------------------------------------------------------------------------------------
      Net sales                                                   8,963,712              8,739,310              224,402

      Cost of sales                                               7,186,182              6,932,356              253,826

      Selling, general and administrative expenses                  943,738                945,630               (1,892)

            Operating income                                        833,791                861,323              (27,532)

      Non-operating income                                          180,108                167,814               12,294

            Interest income                                          16,492                 20,482               (3,990)

            Dividend income                                          57,867                 45,240               12,627

            Other non-operating income                              105,748                102,090                3,658

      Non-operating expenses                                         98,170                136,460              (38,290)

            Interest expenses                                        10,847                 11,023                 (176)

            Other non-operating expenses                             87,323                125,437              (38,114)

            Ordinary income                                         915,728                892,676               23,052

      Extraordinary gains                                                 -                162,457             (162,457)

            Gains on return of substitutional portion
            of employee pension fund                                      -                162,457             (162,457)

      Extraordinary losses                                           23,231                      -               23,231

           Losses on returned assets of substitutional
           portion of employee pension fund                          23,231                      -               23,231

            Income before income taxes                              892,496              1,055,134             (162,638)

            Income taxes - current                                  300,300                432,000             (131,700)

            Income taxes - deferred                                  10,726                (10,925)              21,651

            Net income                                              581,470                634,059              (52,589)

            Unappropriated retained earnings brought
            forward                                                 470,341                306,006              164,335

            Retirement of shares                                          -                142,992             (142,992)

            Interim cash dividends                                   67,984                 56,801               11,183

            Unappropriated retained earnings
            at end of year                                          983,826                740,272              243,554
------------------------------------------------------------------------------------------------------------------------------------

Note: In conjunction with the enforcement of the Defined Benefit Enterprize
      Pension Plan Law, TMC received approval on April 1, 2002 from the Minister of Health, Labour and Welfare for an exemption from payment of future benefits regarding the Substitutional Portion of the Employee Pension Fund. TMC applied the transitional accounting treatment specified in paragraph 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits (Interim report)" and recognized an extinguishment of retirement benefit obligation and assets (Plan Assets) with respect to such Substitutional Portion as of the date of the approval. On September 1, 2003, TMC also received approval from the Minister of Health, Labour and Walfare for the return of past benefits regarding Substitutional Portion of Employee Pension Fund, and completed the return of the Plan Assets to the government during the year ended March 31, 2004. TMC reported 23,231 million yen of loss, as an extraordinary loss, incurred in managing Plan Assets during the period between the date of approval for an exemption from the payment of the future benefits and the date of the return.





                                Unconsolidated 1

           PROPOSED APPROPRIATION OF UNCONSOLIDATED RETAINED EARNINGS

     (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                            (Million yen except `Per share' amounts; amounts less than one million yen are omitted)
------------------------------------------------------------------------------------------------------------------------------------
                                                                     FY2004                          FY2003
------------------------------------------------------------------------------------------------------------------------------------
     Unappropriated retained earnings at end of year                983,826                         740,272

     Reversal of reserve for losses on overseas                           2                             141
     investments

     Reversal of reserve for special depreciation                         -                              49

     Total                                                          983,829                          740,463

     The proposed appropriation is as follows:

     Cash dividends                                                  83,261                          69,032

                                                                (Y25 per share)                  (Y20 per share)

     Bonuses to directors                                               598                             660

     Bonuses to corporate auditors                                       50                              51

     Reserve for special depreciation                                   959                              -

     Reserve for reduction of acquisition cost of                     1,092                             378
     fixed assets

     General reserve                                                400,000                         200,000

     Unappropriated retained earnings to be carried                 497,867                         470,341
     forward

------------------------------------------------------------------------------------------------------------------------------------

Note: An interim dividend of (Y)20 per share was paid on November 26, 2003, to shareholders (including the beneficial shareholders notified by Japanese Securities Depository Center) or registered pledgees of record as of September 30, 2003. Total interim dividends paid were in amount of 67,984 million yen.



                                Unconsolidated 2

                          UNCONSOLIDATED BALANCE SHEETS

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                        (Million yen; amounts less than one million yen are omitted)
------------------------------------------------------------------------------------------------------------------------------------
                                                             FY2004                  FY2003                Increase
                                                      (As of March 31,2004)   (As of March 31,2003)       (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
                         Assets
     Current assets                                               3,358,189               3,620,881              (262,692)

           Cash and deposits                                         87,052                 113,802              (26,750)

           Trade accounts receivable                              1,037,717                 919,468               118,249

           Marketable securities                                    995,893               1,373,742             (377,849)

           Finished goods                                           113,465                 140,516              (27,051)

           Raw materials                                             13,615                  13,807                 (192)

           Work in process                                           70,877                  64,881                5,996

           Supplies                                                   7,639                   7,599                   40

           Short-term loans                                         354,616                 321,986               32,630

           Deferred income taxes                                    244,726                 250,469               (5,743)

           Others                                                   437,584                 423,307               14,277

           Less: allowance for doubtful accounts                     (5,000)                 (8,700)               3,700

     Fixed assets                                                 5,458,975               4,971,941              487,034

         Property, plant and equipment                            1,260,728               1,269,042               (8,314)

           Buildings                                                360,374                 341,722               18,652

           Structures                                                40,770                  40,908                 (138)

           Machinery and equipment                                  323,619                 336,077              (12,458)

           Vehicle and delivery equipment                            10,973                  10,528                  445

           Tools, furniture and fixtures                             84,473                  81,750                2,723

           Land                                                     394,616                 400,863               (6,247)

           Construction in progress                                  45,899                  57,190              (11,291)

         Investments and other assets                             4,198,247               3,702,899               495,348

           Investments in securities                              2,160,160               1,720,649               439,511

           Investments in subsidiaries                            1,367,445               1,242,883               124,562

           Long-term loans                                          388,914                 340,999                47,915

           Deferred income taxes                                    135,922                 298,167              (162,245)

           Others                                                   166,404                 111,398                55,006

           Less: allowance for doubtful accounts                    (20,600)                (11,200)               (9,400)
------------------------------------------------------------------------------------------------------------------------------------
                     Total assets                                 8,817,164               8,592,823               224,341
------------------------------------------------------------------------------------------------------------------------------------



                                Unconsolidated 3

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                       (Million yen; amounts less than one million yen are omitted)
------------------------------------------------------------------------------------------------------------------------------------
                                                             FY2004                  FY2003                Increase
                                                      (As of March 31,2004)   (As of March 31,2003)       (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
                      Liabilities
     Current liabilities                                         1,970,407               2,040,821               (70,414)

           Trade notes payable                                         932                     967                   (35)

           Trade accounts payable                                  837,241                 765,041                72,200

           Current portion of bonds                                      -                  50,000               (50,000)

           Other payables                                          378,831                 374,758                 4,073

           Income taxes payable                                    127,807                 221,320               (93,513)

           Accrued expenses                                        409,709                 401,121                 8,588

           Deposits received                                       197,750                 184,763                12,987

           Allowance for EXPO 2005 Aichi                             2,548                     644                 1,904

           Others                                                   15,585                  42,205               (26,620)

     Long-term liabilities                                         862,081                 848,679                13,402

           Bonds                                                   500,600                 500,600                     -

           Allowance for retirement benefits                       292,493                 293,039                  (546)

           Others                                                   68,988                  55,039                13,949

                                  Total liabilities              2,832,489               2,889,501               (57,012)


                 Shareholders' equity

     Common stock                                                  397,049                 397,049                     -

     Capital surplus                                               416,970                 416,970                     -

           Capital reserve                                         416,970                 416,970                     -

     Retained earnings                                           5,731,342               5,287,601               443,741

          Legal reserve                                             99,454                  99,454                     -

          Reserve for losses on overseas                               254                     396                  (142)
          investments

          Reserve for special depreciation                           1,498                   1,547                   (49)

          Reserve for reduction of acquisition                       5,382                   5,004                   378
          cost of fixed assets

          General reserve                                        4,640,926               4,440,926               200,000

          Unappropriated retained earnings at end                  983,826                 740,272               243,554
          of year

     Net unrealized gains on other securities                      305,725                  69,019               236,706

     Less: treasury stock                                         (866,413)               (467,320)             (399,093)

                         Total shareholders' equity              5,984,675               5,703,321               281,354
------------------------------------------------------------------------------------------------------------------------------------

      Total liabilities and shareholders' equity                 8,817,164               8,592,823               224,341

------------------------------------------------------------------------------------------------------------------------------------

Note: The scope of subsidiaries is determined in accordance with the provisions of the Japan's Commercial Code.



                                Unconsolidated 4